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FORM 4                                UNITED STATES SECURITIES AND EXCHANGE COMMISSION                      OMB APPROVAL
------                                            WASHINGTON, D.C. 20549                             -------------------------------
                                                                                                      OMB Number          3235-0287
|_| Check this box if                   STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                  Expires:     January 31, 2005
    no longer subject                                                                                 Estimated average burden
    to Section 16.        Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,     hours per response........0.5
    Form 4 or Form 5           Section 17(a) of the Public Utility Holding Company Act of 1935       -------------------------------
    obligations may               or Section 30(h) of the Investment Company Act of 1940
    continue.  See
    Instruction 1(b)
(Print or Type Responses)
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1.Name and Address of Reporting Person*  2.Issuer Name AND Ticker or Trading Symbol  6.Relationship of Reporting Person(s) to Issuer
                                                                                                   (Check all applicable)
  O'Connor       C.          Rodney         Streicher Mobile Fueling, Inc. (FUEL)         X  Director          X  10% Owner
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 (Last)      (First)        (Middle)     3.IRS or Social Security  4.Statement for           Officer (give        Other (specify
                                           Number of Reporting       Month/Day/Year      --- title below)     ---         below)
                                           Person, if an entity
  5450 Essex Court                         (Voluntary)
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                (Street)                                           5.If Amendment,    7.Individual or Joint/Group Filing
                                                                     Date of Original   (Check applicable line)
                                                                     (Month/Day/Year)     X  Form filed by One Reporting Person
  West Palm Beach   Florida    33405                                                     ---
-----------------------------------------                            March 31, 2003          Form filed by More than One
(City)       (State)          (Zip)                                                      --- Reporting Person
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                             TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1.Title of Security  2.Trans-  2A.Deemed    3.Transaction 4.Securities Acquired (A)      5.Amount of       6.Ownership  7.Nature of
  (Instr. 3)           action     Execu-      Code          or Disposed of (D)             Securities        Form:        Indirect
                       Date       tion Date   (Instr. 8)    (Instr. 3, 4 and 5)            Beneficially      Direct       Beneficial
                                  (if any)  ---------------------------------------------  Owned Follow-     (D) or       Ownership
                       (Month/    (Month/                                                  ing Reported      Indirect     (Instr. 4)
                       Day/       Day/        Code     V      Amount  (A) or    Price      Transaction(s)    (I)
                       Year)      Year)                               (D)                 (Instr. 3 and 4)   (Instr. 4)
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Common Stock           3/31/03                 J(1)           2,385      A      $1.07       1,101,162            D
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Common Stock           3/31/03                 J(2)           4,770      A      $1.07       2,171,822            I           (2)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).


                                                                                                                              (Over)
                                                                                                                    SEC 1474 (10-02)

FORM 4 (continued)          TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (e.g., puts, calls, warrants, options, convertible securities)
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1. Title of Derivative  2. Conver-    3. Trans-   3A. Deemed   4. Trans-    5. Number of       6. Date Exer-   7. Title and Amount
   Security                sion or       action       Execu-      action       Derivative         cisable and     of Underlying
   (Instr. 3)              Exercise      Date         tion        Code         Securities         Expiration      Securities
                           Price of                   Date,       (Instr. 8)   Acquired (A) or    Date            (Instr. 3 and 4)
                           Deriv-        (Month/      if any                   Disposed of (D)    (Month/Day/
                           ative         Day/                                  (Instr. 3, 4,      Year)
                           Security      Year)        (Month/                  and 5)
                                                      Day/     --------------------------------------------------------------------
                                                      Year)                                    Date     Expira-           Amount or
                                                                 Code   V      (A)      (D)    Exer-    tion      Title   Number of
                                                                                               cisable  Date              Shares
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Options to                 $.92        03/31/03                   A            625            03/31/03  03/31/13   Common    625
Purchase Stock                                                                                                     Stock
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FORM 4 (continued)          TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (e.g., puts, calls, warrants, options, convertible securities)
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1. Title of Derivative  8. Price         9. Number of         10. Ownership         11. Nature of
   Security                of               Derivative            Form of               Indirect
   (Instr. 3)              Deriv-           Securities            Derivative            Beneficial
                           ative            Beneficially          Security:             Ownership
                           Security         Owned Follow-         Direct (D) or         (Instr. 4)
                           (Insr. 5)        ing Reported          Indirect (I)
                                            Transaction(s)        (Instr. 4)
                                            (Instr. 4
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Options to                                     625                    D
Purchase Stock
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Explanation of Responses:
(1) On January 21, 2003 the Reporting Person lent the Issuer $150,000 and received a Subordinated Promissory Note.  According to the provisions of the Note, Issuer made the quarterly payment of interest in PIK Shares in lieu of a cash payment of interest.
(2) PIK Shares paid in lieu of a cash payment of interest regarding Convertible Notes by an entity of which Fundamental Management
    Corp. is the general partner and a corporation in which the Reporting Person is a director and a shareholder.  The Reporting
    Person disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein.



                                                                                    /s/ RICHARD E. GATHRIGHT          April 2, 2003
                                                                                  ---------------------------------   --------------
Reminder: Report on a separate line for each class of securities beneficially     **Signature of Reporting Person         Date
          owned directly or indirectly                                                  Richard E. Gathright
        * If the form is filed by more than one reporting person, see                     Attorney in Fact
          Instruction 4(b)(v).
       ** Intentional misstatements or omissions of facts constitute Federal
          Criminal Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
    Note: File three copies of this Form, one of which must be manually signed.
          If space provided is insufficient, see Instruction 6 for procedure.
Potential persons who are to respond to the collection of information contained in this
form are not required to respond unless the form displays a currently valid OMB number.                                       Page 2

                              POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints RICHARD E. GATHRIGHT the undersigned's true and lawful attorney-in-fact to:

     (1) execute for and on behalf of the undersigned, in the undersigned's capacity as an officer and/or director of Streicher Mobile Fueling, Inc. (the "Company"), Forms 3, 4, and 5 in accordance with Section 16(a) of the Securities Exchange Act of 1934 (the "Exchange Act") and the rules thereunder;

     (2) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form 3, 4, or 5, complete and execute any amendment or amendments thereto, and timely file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority;

     (3) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

     The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming, nor is the Company assuming, any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934, which remain solely those of the undersigned.

     The undersigned shall indemnify, defend and hold harmless such attorney-in-fact to the fullest extent permitted by law from and against any and all expenses, costs, losses, claims, demands, damages or liabilities to which such attorney-in-fact may become subject as a result of, or arising from or in connection with the performance of any and every act and thing done in the exercise of any of the rights and powers herein granted, except in the event of the attorney-in-fact's bad faith or willful misconduct in such performance.

     This Power of Attorney shall remain in full force and effect until the undersigned is no longer required by law to file Forms 3, 4 and 5 with regard to the undersigned's ownership of or transactions in securities of Streicher Mobile Fueling, Inc., unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

     IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 21st day of November, 2002.


                                          /s/ C. RODNEY O'CONNOR
                                          -------------------------------------
                                          C. Rodney O'Connor